FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3

2.Date of Material Change
June 20, 2023
3.News Release
A news release dated June 20, 2023, disclosing in detail the material change summarized in this material change report was disseminated through the facilities of NewsFile on June 20, 2023 and would have been received by the securities commissions where Baytex is a "reporting issuer" and the stock exchanges on which the securities of Baytex are listed or quoted for trading in the normal course of their dissemination. The news release was filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under Baytex's issuer profiles on www.sedar.com and www.sec.gov, respectively.
4.Summary of Material Change
On June 20, 2023 Baytex completed the previously announced acquisition of Ranger Oil Corporation ("Ranger") pursuant to an agreement and plan of merger dated February 27, 2023, as amended by a joinder agreement dated May 3, 2023, among Baytex, Ranger and Nebula Merger Sub, LLC ("Merger Sub") a Delaware limited liability company that, prior to the Merger (as defined below), was an indirect wholly owned subsidiary of Baytex (collectively and as amended, the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub merged with and into Ranger, with Ranger continuing its existence as the surviving corporation following the Merger as an indirect wholly owned subsidiary of Baytex (the "Merger"). Following completion of the Merger, Ranger, as the surviving corporation, was merged with a subsidiary of Baytex and ceased to exist as a separate entity.
Pursuant to the Merger Agreement, Ranger shareholders received 7.49 common shares of Baytex (the "Baytex Shares") plus US$13.31 cash, for each share of Ranger's Class A common stock (the "Ranger Class A Common Stock") held immediately prior to the effective time (being such time as the Virginia State Corporation Commission issued the certificate of merger) (the "Effective Time"), other than certain excluded shares as described in the Merger Agreement. The total consideration paid by Baytex in connection with the Merger, including the assumption of net debt, was approximately US$2.2 billion (C$2.9 billion), consisting of an aggregate of 311,369,607 Baytex Shares and US$553,150,370.51 in cash.
A copy of the Merger Agreement was filed and is available on Baytex's issuer profile on SEDAR at www.sedar.com and was furnished on EDGAR. The Merger is also described in further detail in Baytex's information circular and proxy statement dated April 3, 2023 (the "Information Circular"), which is available on Baytex's issuer profile on SEDAR at www.sedar.com and in Baytex’s registration statement on Form F-4 which was declared effective by the U.S. Securities Exchange Commission (the "Registration Statement").
The Ranger Class A Common Stock was delisted from the Nasdaq Stock Market (the "NASDAQ") on June 20, 2023 in connection with the Merger.

5.Full Description of Material Change
5.1    Full Description of Material Change:
On June 20, 2023 Baytex completed the previously announced Merger with Ranger.
Pursuant to the Merger Agreement, Ranger shareholders received 7.49 Baytex Shares plus US$13.31 cash, for each share of Ranger Class A Common Stock held immediately prior to the Effective Time, other than certain excluded shares as described in the Merger Agreement. The total consideration paid by Baytex in connection with the Merger, including the assumption of net debt, was approximately US$2.2 billion (C$2.9 billion), consisting of an aggregate of 311,369,607 Baytex Shares and US$553,150,370.51 in cash.
Effective on closing of the Merger and the other transactions contemplated by the Merger Agreement, Jeffrey E. Wojahn and Tiffany Thom Cepak, each being prior members of Ranger's board of directors, were appointed to the board of directors of Baytex. In addition, Julia Gwaltney, former Senior Vice President and Chief Operating Officer of Ranger, was appointed as the Senior Vice President and General Manager, U.S. Eagle Ford Operations, of Baytex and Kayla Baird, former Vice President, Chief Accounting Officer and Controller of Ranger was appointed as the Vice President, U.S. Accounting and Corporate Services of Baytex.
A copy of the Merger Agreement was filed and is available on Baytex's issuer profile on SEDAR at www.sedar.com and was furnished on EDGAR. The Merger is also described in further detail in the Information Circular, which is available on Baytex's issuer profile on SEDAR at www.sedar.com and in the Registration Statement.
The Ranger Class A Common Stock was delisted from the NASDAQ on June 20, 2023 in connection with the Merger.
5.2     Disclosure for Restructuring Transactions:
Not applicable.
6.Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.Omitted Information
Not applicable.
8.Executive Officer
For further information, please contact James Maclean, Chief Legal Officer and Corporate Secretary, by telephone at 587-952-3000.

9.Date of Report
June 30, 2023.